Exhibit 4.1

DICERNA PHARMACEUTICALS, INC.

2016 INDUCEMENT PLAN

1.	PURPOSE OF PLAN

The purpose of this Dicerna Pharmaceuticals, Inc. 2016 Inducement Plan (this “Plan”) of Dicerna Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), is to advance the interests of the Corporation by providing a material inducement for the best available individuals to join the Corporation and its subsidiaries as employees by affording such individuals an opportunity to acquire a proprietary interest in the Corporation

2.	ELIGIBILITY

The Plan will be reserved solely for awards to persons whom the Corporation may issue shares of common stock, par value $0.0001 per share, of the Corporation (“Common Stock”) without stockholder approval pursuant to Rule 5635(c)(4) of the NASDAQ Listing Rules, or any successor rule relating to inducement awards.

3.	SHARE LIMITS; GRANT OF AWARDS

The maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan is 250,000 shares (the “Share Limit”), such limits to be subject to adjustment as contemplated by Section 4.3, Section 7.1 and Section 8.10 of the 2014 Plan.

4.	EFFECTIVE DATE

This Plan is effective as of March 4, 2016, the date of its approval by the Board (the “Effective Date”). Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

5.	OTHER TERMS

Except as expressly set forth herein, the terms of the Plan shall be identical to the terms of the 2014 Plan, and such terms are incorporated by reference into this Plan (with such non-substantive changes as are necessary to reflect their usage in this Plan instead of the 2014 Plan); provided, however, that no ISOs shall be awarded under this Plan. In the event of any conflict between the provisions in this Plan and those of the 2014 Plan, the provisions of this Plan shall govern.

6.	DEFINED TERMS

6.1. “2014 Plan” means the Dicerna Pharmaceuticals, Inc. Amended and Restated 2014 Performance Incentive Plan, as may be amended from time to time.

6.2. “Employee” means any person whom the Corporation or any Subsidiary classifies as an employee (including an officer) for employment tax purposes, whether or not that classification is correct.

6.3. “Director” means a member of the board of directors of the Corporation or any Subsidiary.

6.4. Defined terms not defined herein shall have the meaning set forth in the 2014 Plan.